[Associated Materials Incorporated Letterhead]

July 20, 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 7010

Attn: Rufus Decker, Accounting Branch Chief
            Jeffrey Gordon, Staff Accountant

Re: AMH Holdings, Inc. and Associated Materials Incorporated
            Forms 10-K for the fiscal year ended December 31, 2005
            Forms 10-Q for the quarter ended April 1, 2006
            File Nos. 333-115543 and 000-24956

Dear Messrs. Decker and Gordon,

We are writing in response to the Staff's Comment Letter to AMH Holdings, Inc.
("AMH") and Associated Materials Incorporated ("AMI," AMH and AMI collectively,
the "Companies") dated July 7, 2006. For your ease of reference, we have
reprinted the Staff's comments below in bold, with the corresponding response
set forth immediately below the applicable comment. Where applicable, we have
also included any additional disclosures or other revisions that will appear in
the Companies' future filings with the Commission.

FORMS 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General
----

1.   Where a comment below requests additional disclosures or other revisions to
     be made, please show us in your supplemental response what the revisions
     will look like. These revisions should be included in your future filings,
     including those of Associated Materials Incorporated as well.

     The Companies' responses to comments two through eight below include
proposed revisions, as applicable, to the future filings of both AMH and AMI.
The Companies' responses also indicate where the proposed revisions will be made
in future filings with the Commission.

2.   If any of your debt is registered under either section 12(b) or section
     12(g), please disclose this on the cover page.

     The Companies have not registered any of their debt under section 12(b) or
section 12(g) under the Securities Exchange Act of 1934, as amended ("the
Exchange Act"). AMH files periodic reports with the Commission in accordance
with provisions in the indenture governing its 11 1/4% Senior Discount Notes Due
2014 (the "Senior Discount Notes"). A registration statement on Form S-4 (file
no. 115543) was filed with the Commission on May 14, 2004 with respect to the
issuance of AMH's Senior Discount Notes. As of the beginning of AMH's fiscal
years ending December 31, 2005 and December 30, 2006 there were less than 300
holders of record of AMH's Senior Discount Notes. AMI files periodic reports
with the Commission in accordance with provisions in the indenture governing its
9 3/4% Senior Subordinated Notes Due 2012 ("Senior Subordinated Notes"). A
registration statement on Form S-4 (file no. 333-92010) was filed with the
Commission on July 3, 2002 with respect to the issuance of AMI's Senior
Subordinated Notes. As of the beginning of AMI's fiscal years ended December 31,
2005 and December 30, 2006 there were less than 300 holders of record of AMI's
Senior Subordinated Notes.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results
----
of Operations, page 22

Contractual Obligations, page 33
----

3.   Please revise your table of contractual obligations to include planned or
     required payments to fund pensions and other post-employment benefits.
     Because the table is aimed at increasing transparency of cash flow, we
     believe these payments should be included in the table. Please also
     disclose any assumptions you made to derive these amounts.

     In future Annual Reports filed on Form 10-K, the Companies will include
within the contractual obligations table an estimate of their planned or
required payments to fund their pension and other post-employment benefit
obligations. As a footnote to the amounts included in the table, the Companies
will disclose the following assumptions:

        Although subject to change, the amounts set forth in the table
    represent the estimated minimum funding requirements under current law. Due
    to uncertainties regarding significant assumptions involved in estimating
    future required contributions to the Company's pension and other
    post-employment benefit plans, including: (i) interest rate levels, (ii)
    the amount and timing of asset returns, and (iii) what, if any, changes may
    occur in pending pension funding legislation, the estimates in the table
    may differ materially from actual future payments.

                                      -2-

Financial Statements

Note 1 - Accounting Policies, page 45
----

4.   Please disclose the types of expenses that you include in the cost of sales
      line item and the types of expenses that you include in the selling,
      general and administrative expenses line item. Please also disclose whether
      you include inbound freight charges, purchasing and receiving costs,
      inspection costs, warehousing costs, internal transfer costs, and the other
      costs of your distribution network in the cost of sales line item. With the
      exception of warehousing costs, if you currently exclude a portion of these
      costs from cost of sales, please disclose:

            o   in a footnote the line items that these excluded costs are
                   included in and the amounts included in each line item for each
                   period presented, and

            o   in MD&A that your gross margins may not be comparable to those of
                   other entities, since some entities include all of the costs
                   related to their distribution network in cost of sales and others
                   like you exclude a portion of them from gross margin, including
                   them instead in a line item, such as selling, general and
                   administrative expenses.

      In future Annual Reports filed on Form 10-K, the Companies will provide the
additional following disclosure as an accounting policy in the footnotes of the
financial statements:

      COST OF SALES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

            For products manufactured by the Company, cost of sales includes the
      purchase cost of raw materials, net of vendor rebates, payroll and benefit
      costs for direct and indirect labor incurred at the Company's manufacturing
      locations including purchasing, receiving and inspection, inbound freight
      charges, freight charges to deliver product to the Company's supply
      centers, and freight charges to deliver product to the Company's
      independent distributor and dealer customers. It also includes all variable
      and fixed costs incurred to operate and maintain the manufacturing
      locations and machinery and equipment, such as lease costs, repairs and
      maintenance, utilities and depreciation. For products manufactured by other
      companies, which are sold through the Company's supply centers such as
      roofing materials, insulation and installation equipment and tools, cost of
      sales includes the purchase cost of the product, net of vendor rebates as
      well as inbound freight charges.

            Selling, general and administrative expenses include payroll and
      benefit costs including incentives and commissions of its supply center
      employees, corporate employees and sales representatives, building lease
      costs of its supply centers, delivery vehicle costs and other delivery
      charges incurred to deliver product from its supply centers to its
      contractor customers, sales vehicle costs, marketing costs, customer sales
      incentives, other administrative expenses such as supplies, legal,
      accounting, travel and entertainment as well as all other costs to operate
      its supply centers and corporate office.

                                      -3-

The Companies will provide the following disclosure in their MD&A within
their Annual Reports on Form 10-K and in its Quarterly Reports on Form 10-Q:

    The Company's gross margins and gross margin percentages may not be
    comparable to other companies as some companies include all of the costs of
    their distribution network in cost of sales whereas the Company includes
    the operating costs of its supply centers in selling, general and
    administrative expenses.

Note 13 - Commitments, page 54
----

5.   Please disclose how you account for (a) step rent provisions and escalation
     clauses and (b) capital improvement funding and other lease concessions,
     which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended
     by SFAS 29, discusses how lease payments that depend on an existing index
     or rate, such as the consumer price index or the prime interest rate,
     should also be included in your minimum lease payments. If, as we assume,
     they are taken into account in computing your minimum lease payments and
     the minimum lease payments are recognized on a straight-line basis over the
     minimum lease term, the note should so state. If our assumption is
     incorrect, please tell us how your accounting complies with SFAS 13 and FTB
     88-1.

     In future Annual Reports filed on Form 10-K, the Companies will provide the
following disclosure as an accounting policy in the footnotes of their financial
statements to disclose the accounting for step rent provisions, escalation
clauses, capital improvement funding and other lease concessions:

     LEASE OBLIGATIONS

         Lease expense for certain operating leases that have escalating
     rentals over the term of the lease is recorded on a straight-line basis
     over the life of the lease, which commences on the date the Company has the
     right to control the property. The cumulative expense recognized on a
     straight-line basis in excess of the cumulative payments is included in
     accrued liabilities in the consolidated balance sheets. Capital
     improvements that may be required to make a building fit for the Company's
     use are incurred by the landlords and are made prior to the Company having
     control of the property (lease commencement date) and are therefore
     incorporated into the determination of the lease rental rate.

     The Companies identified one lease which expires in 2006 with an escalation
in payments tied to an index. The lease's future payments were included in the
minimum lease payment footnote disclosure, however the escalation was not taken
into consideration nor was lease expense recognized on a straight-line basis. We
have determined that the difference in annual rent expense of approximately two
thousand dollars ($2,000) associated with this lease is immaterial to the
Companies' financial statements both quantitatively and qualitatively for all
years affected. Should the Company enter into any future leases that are tied to
an index,

-4-

the escalations will be factored into the minimum lease payment disclosure and
the expense will be recognized on a straight-line basis in accordance with
paragraph 5.n. of SFAS 13.

Note 19 - Business Segments, page 59
----

6.   Please disclose the amount of revenues for each product or group of similar
      products for each period presented. See paragraph 37 of SFAS 131.

      In future Annual Reports filed on Form 10-K and Quarterly Reports filed on
Form 10-Q, the Companies will include the disclosures set forth in paragraph 37
of SFAS 131 within the notes to the financial statements and within the MD&A.
The Companies will provide the following additional disclosure beginning with
the July 1, 2006 Form 10-Q:

         The following table sets forth for the periods presented a summary of
      revenues by principal product offerings (in thousands):

	Quarter Ended July 1, 2006	Quarter Ended July 2, 2005	Six Months Ended July 1, 2006	Six Months Ended July 2, 2005
Vinyl windows				
Vinyl siding products				
Metal products				
Outside purchased products				
Other products and services				

Item 9A - Controls and Procedures, page 68
----

7.   We note that you define disclosure controls and procedures as those
      controls and procedures that "are effective to ensure that information
      required to be disclosed by the Company in reports that it files or submits
      under the Exchange Act is recorded, processed, summarized and reported
      within required time periods." This is an incomplete definition of
      disclosure controls and procedures per Exchange Act Rules 13a-15(e) and
      15d-15(e). Please revise your definition to also clarify that disclosure
      controls and procedures include controls and procedures designed to ensure
      that information required to be disclosed by you in the reports that you
      file or submit under the Exchange Act is accumulated and communicated to
      your management, including your principal executive and principal financial
      officers, or persons performing similar functions, as appropriate to allow
      timely decisions regarding required disclosure. Alternatively, you may
      simply conclude that your disclosure controls and procedures are effective
      or ineffective, whichever the case may be.

                                     -5-

In future Annual Reports filed on Form 10-K and Quarterly Reports filed on
Form 10-Q, the Companies will include a complete definition of disclosure
controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the
Exchange Act. Included below is the revised definition of disclosure controls
and procedures that will appear under Item 9A in the Companies' future Annual
Reports on Form 10-K and under Item 4 in the Companies' future Quarterly Reports
on Form 10-Q.

During the fiscal period covered by this report, the Company's
management, with the participation of the Chief Executive Officer and Chief
Financial Officer, completed an evaluation of the effectiveness of the
design and operation of the Company's disclosure controls and procedures
(as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange
Act of 1934, as amended (the "Exchange Act"). Based upon this evaluation,
the Company's Chief Executive Officer and Chief Financial Officer have
concluded that, as of the end of the fiscal period covered by this report,
the disclosure controls and procedures were effective to ensure that
information required to be disclosed by the Company in reports that it
files or submits under the Exchange Act is recorded, processed, summarized
and reported within the time periods specified by the Securities and
Exchange Commission's rules and forms and that such information is
accumulated and communicated to management, including the Chief Executive
Officer and Chief Financial Officer, as appropriate, to allow timely
decisions regarding required disclosures.

FORM 10-Q FOR THE PERIOD ENDED APRIL 1, 2006

General
----

8.   Please address the above comments in your interim filings as well.

To the extent indicated in our responses, the comments above will be
incorporated in the Companies' future Quarterly Reports filed on Form 10-Q
beginning with the quarter ended July 1, 2006 for both AMH and AMI.

                                   * * *

                                   -6-

In connection with our responses to your comments, we acknowledge that:

- o   The Companies are responsible for the adequacy and accuracy of the disclosure in their filings;

- o   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- o   The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the responses to the Staff's comments comprehensive. If you have any questions concerning the foregoing, please contact the undersigned at (330) 922-2004.

Sincerely,

/s/ D. Keith LaVanway

D. Keith LaVanway
Vice President - Chief Financial Officer, Treasurer and Secretary
AMH Holdings, Inc.
Associated Materials Incorporated

-7-